[USA Finance, Inc. Letterhead]



                                 August 21, 1998

Mr. Richard K. Wulff, Chief
Securities and Exchange Commission
Office of Small Business
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

        Re:    USA Finance, Inc.
               Form SB-2 filed January 22, 1997
               File No. 333-21115

Dear Mr. Wulff:

     We are in receipt of your July 6, 1998 correspondence to Stephen E. Michaelson, the former Chief Executive Officer of USA Finance, Inc. (the "Company") with respect to the above-referenced matter. For the reasons explained below, the Company hereby makes application to withdraw the above-referenced Registration Statement pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"). No shares being registered under the Registration Statement were being offered for the account of the Company.

     On or about March 30, 1998, the Company and each of its subsidiaries filed a Voluntary Petition with the United States Bankruptcy Court for the District of Delaware seeking relief under the provisions of Chapter 11 of Title XI of the United States Code. Inasmuch as the Company is currently undergoing an orderly liquidation, there is no need to update the Registration Statement. Accordingly, the Company believes that it is in the best interest of the Company, its stockholders and creditors not to incur the expenses required to update the Registration Statement and to simply withdraw the Registration Statement.



                                          Very truly yours,


                                          By: /s/ Carrie Sommer
                                              -------------------------
                                                  Carrie Sommer
                                                  President
                                                  USA Finance, Inc.

VAV/kmc
cc:  Donald J. Rinehart, Esquire
     Vincent A. Vietti, Esquire
     (215) 665-3860